OMB APPROVAL
OMB Number: 3235-0123
Expires: October 31, 2001
Estimated average burden hours per response......12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003141

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31005

RECEIVED FEB 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **B&R BLOCK FINANCIAL CORPORATION**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

751 GRISWOLD STREET, SUITE 200
(No. and Street)

DETROIT (City) MICHIGAN (State) 48226 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CATHERINE E. STAHL 313-628-1737
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name — *if individual, state last, first, middle name*)

203 NORTH LASALLE STREET (Address) CHICAGO (City) ILLINOIS (State) 60601 (Zip Code)

CHECK ONE:
- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 01 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (10-99)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CATHERINE E. STAHL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of H&R BLOCK FINANCIAL CORPORATION, as of DECEMBER 31, XX2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

Notary Public, State of Michigan
Oakland County
My Commission Expires Nov. 29, 20__

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000

Report of Independent Accountants

To the Board of Directors and Stockholder of
H&R Block Financial Corporation

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of H&R Block Financial Corporation (the "Company") at December 31, 2001in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of the statement of financial condition in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 15, 2002

Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 2,149,731
Property and equipment - at cost, less accumulated depreciation and amortization of $525,225	33,954
Other assets (including taxes receivable from parent)	14,546
Total assets	$ 2,198,231
Liabilities and Stockholder's Equity	
Accounts payable and accrued expenses	$ 3,442
Stockholder's equity	
Series A common stock: no par value, 200,000 shares authorized; 32,406 shares issued and outstanding	32,406
Series B common stock: no par value, 20,000 shares authorized and unissued	-
Preferred stock: no par value, 20,000 shares authorized and unissued	-
Additional paid-in capital	4,577,954
Accumulated deficit	(2,415,571)
Total stockholder's equity	2,194,789
Total liabilities and stockholder's equity	$ 2,198,231

The accompanying notes are integral part of this financial statement.

1. Business

H&R Block Financial Corporation (the "Company"), an indirectly wholly-owned subsidiary of H&R Block, Inc., was formed in 1999 for the purpose of offering on-line brokerage services to the public. The Company was a registered broker-dealer and a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company conducted an on-line securities brokerage business and introduced its customer accounts to H&R Block Financial Advisors, Inc. ("HRBFA"). HRBFA provided clearing and execution services to the Company on a fully-disclosed basis. Effective February 1, 2002, the Company withdrew its registration with the NASD and ceased its business.

2. Significant Accounting Policies

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial. Actual results could differ from those estimates.

Depreciation is provided using the straight-line method over estimated useful lives of three to five years.

All non-segregated highly-liquid investments, including money market investments, with maturity of three months or less when purchased are considered to be cash equivalents. Cash and cash equivalents include $2,027,115 of money market investments.

3. Net Capital Requirements

The Company was required to maintain minimum net capital as defined under Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2001, the Company had net capital of $2.1 million, which was $1.9 million in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was .002 to 1.

4. Income Taxes

The Company is included in the federal consolidated income tax return and certain combined/unitary state income tax returns filed on a calendar year basis for H&R Block, Inc. and subsidiaries. The Company's provision for income taxes is computed on a separate company basis. In states where combined/unitary returns are not filed, the Company directly files its own income tax returns. Pursuant to an informal tax sharing agreement, HRBFA has paid the Company approximately $264,606 for its deferred tax assets.

5. Related Party Transactions

Included in other assets is $11,245 of tax benefits due from HRBFA.

H&R Block Financial Corporation

Statement of Financial Condition
December 31, 2001

Available for Public Inspection